EXHIBIT 1

Consent of Independent Registered Public Accounting Firm

To the Benefits Committee of
the State Auto Insurance Companies Retirement Savings Plan

We consent to the incorporation by reference in the Registration Statement (No. 333-56336) on Form S-8 of the State Auto Financial Corporation of our report dated June 18, 2018, with respect to the statements of net assets available for benefits as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule as of December 31, 2017, which report appears in the annual report on Form 11-K of the State Auto Insurance Companies Retirement Savings Plan for the year ended December 31, 2017.

/s/ Clark, Schaefer, Hackett & Co.

Columbus, Ohio
June 18, 2018